FIAT CHRYSLER AUTOMOBILES N.V.
25 St. James's Street
London SW1A 1HA
United Kingdom

November 18, 2020

Via EDGAR
United States Securities and Exchange Commission,
Division of Corporation Finance,
Office of Manufacturing,
100 F Street N.E.,
Washington, D.C. 20549.

Attention:	Sergio Chinos, Staff Attorney Geoffrey Kruczek, Staff Attorney

Re:	Fiat Chrysler Automobiles N.V. Registration Statement on Form F-4 originally filed on July 24, 2020, as amended File No. 333-240094
Dear Mr. Chinos and Mr. Kruczek:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Fiat Chrysler Automobiles N.V. hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form F-4 be accelerated so that it will be declared effective at 12:00 p.m. Eastern Time on November 20, 2020, or as soon as practicable thereafter.
***

U.S. Securities and Exchange Commission
November 18, 2020

Please do not hesitate to contact Scott D. Miller of Sullivan & Cromwell LLP by telephone (+1 212 558 3109) or email (millersc@sullcrom.com) with any questions or comments regarding this filing.
In addition, please inform Mr. Miller when this request for acceleration has been granted.

Very truly yours,

FIAT CHRYSLER AUTOMOBILES N.V.
By:	/s/ Richard K. Palmer
Name:	Richard K. Palmer
Title:	Chief Financial Officer

cc: Charles Eastman
Melissa Raminpour
(U.S. Securities and Exchange Commission)

Giorgio Fossati
(Fiat Chrysler Automobiles N.V.)

Philippe de Rovira
Mark Rollinger
(Peugeot S.A.)

Scott D. Miller
Oderisio de Vito Piscicelli
(Sullivan & Cromwell LLP)

George Stephanakis
(Cravath, Swaine & Moore LLP)